UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Auris Medical Holding AG

(Name of Issuer)

Common shares, nominal value CHF 0.40 per share

(Title of Class of Securities)

H03579101

(CUSIP Number)

Benoist Grossmann

Managing Partner of

Idinvest Partners

117, avenue des Champs Elysées, 75008, Paris, France

+331 58 18 56 54

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H03579101	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Idinvest Partners
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.

SOURCE OF FUNDS (see instructions)

OO (1)

(1) Idinvest Partners is the general partner of each of the Funds listed below and may be deemed to have dispositive and voting power over the shares of Auris Medical Holding AG beneficially owned by such Funds. Idinvest Partners does not participate directly to the share purchase disclosed in this Schedule.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,065,233
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,065,233
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,233
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. H03579101	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allianz Innovation 7
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 454,360
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 454,360
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,360
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN (1)

(1)	The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. H03579101	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allianz Innovation 8
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 805,481
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 805,481
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN (1)

(1)	The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. H03579101	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Idinvest Croissance 2005
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 578,257
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 578,257
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,257
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN (1)

(1)	The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. H03579101	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) La Banque Postale Innovation 3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 227,135
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 227,135
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,135
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN (1)

(1)	The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. H03579101	13D	Page 7 of 12 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to common shares, CHF 0.40 nominal value per share (the “Common Shares”) of Auris Medical Holding AG, a Swiss corporation (the “Issuer”). The principal executive offices of the Issuer are located at Bahnhofstrasse 21, 6300 Zug, Switzerland.

Item 2. Identity and Background.

(a)	This Statement is being filed on behalf of (the “Reporting Persons”):

Idinvest Partners

Allianz Innovation 7

Allianz Innovation 8

Idinvest Croissance 2005

La Banque Postale Innovation 3

(b)	The principal business address of the Reporting Persons is 117, avenue des Champs Elysées, 75008, Paris, France

(c)	The reporting persons are Allianz Innovation 7, Allianz Innovation 8, Idinvest Croissance 2005, La Banque Postale Innovation 3 (collectively, the “Funds”) and Idinvest Partners. Each of the Funds is a fund specialized in venture capital (Fonds Commun de Placements pour l’Innovation). The general partner of each of the Funds is Idinvest Partners.

Idinvest Partners (French “Société anonyme”) is also investment adviser to the Funds and may be deemed to have dispositive and voting power over the shares of Auris Medical Holding AG beneficially owned by such Funds.

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are headquartered in France (Paris).

Item 3. Source or Amount of Funds or Other Consideration.

The source of funds for the purchases of the Issuer’s securities was the Personal Funds of the Reporting Persons (except for Idinvest Partners which does not participate directly to the share purchase disclosed in this Schedule).

Allianz Innovation 7 is the record owner of 454,360 Common Shares, Allianz Innovation 8 is the record owner of 805,481 Common Shares, Idinvest Croissance 2005 is the record owner of 578,257 Common Shares and La Banque Postale Innovation 3 is the record owner of 227,135 Common Shares. They acquired these shares during the different rounds of the company:

1st round (Capital increase): 343,750 Series B preferred shares by Allianz Innovation 7, 609,400 Series B preferred shares by Allianz Innovation 8, 437,500 Series B preferred shares by Idinvest Croissance 2005, 171,850 Series B preferred shares by La Banque Postale Innovation 3, purchased for CHF 3.20 each, for a total amount of CHF 4,999,300

CUSIP No. H03579101	13D	Page 8 of 12 Pages

2nd round (Capital increase): 17,875 Series B preferred shares by Allianz Innovation 7, 31,700 Series B preferred shares by Allianz Innovation 8, 22,750 Series B preferred shares by Idinvest Croissance 2005, 8,925 Series B preferred shares by La Banque Postale Innovation 3, purchased for CHF 3.20 each, for a total amount of CHF 260,000

3rd round (Capital increase): 13,750 Series B preferred shares by Allianz Innovation 7, 24,375 Series B preferred shares by Allianz Innovation 8, 17,500 Series B preferred shares by Idinvest Croissance 2005, 6,875 Series B preferred shares by La Banque Postale Innovation 3, purchased for CHF 4.80 each, for a total amount of CHF 300,000

4th round (Share purchase): 5,650 Series B preferred shares by Allianz Innovation 7, 10,000 Series B preferred shares by Allianz Innovation 8, 7,175 Series B preferred shares by Idinvest Croissance 2005, 2,825 Series B preferred preferred shares by La Banque Postale Innovation 3, purchased for CHF 4.80 each, for a total amount of CHF 123,120

5th round (IPO): 73,335 Common Shares by Allianz Innovation 7, 130,006 Common Shares by Allianz Innovation 8, 93,332 Common Shares by Idinvest Croissance 2005, 36,660 Common Shares by La Banque Postale Innovation 3, purchased for CHF 6.00 each, for a total amount of CHF 1,999,998

Prior to the IPO Purchase, the Reporting Persons held 1,731,900 Series B preferred shares. The Series B preferred shares automatically converted on a one-for-one basis on August 11, 2014 into 1,731,900 Common Shares (the “Conversion”). Following the IPO Purchase and the Conversion, the Reporting Persons hold 2,065,233 Common Shares.

As the management company of the Funds, Idinvest Partners may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the Funds. The consideration for the IPO Purchase of the Common Shares in the IPO Purchase (as described under Item 4 below) by the Reporting Persons was $1,999,998 (before fees and expenses).

The Reporting Persons did not borrow any funds to realize the transaction whereby they received the securities that are the subject of this filing on Schedule 13D. The Reporting Persons used their personal funds to make the purchases described herein.

Item 4. Purpose of Transaction.

On August 11, 2014, the Reporting Persons purchased 333,333 Common Shares (73,335 Common Shares purchased by Allianz Innovation 7, 130,006 Common Shares purchased by Allianz Innovation 8, 93,332 Common Shares purchased by Idinvest Croissance 2005 and 36,660 Common Shares purchased by La Banque Postale Innovation 3) for the consideration described in Item 3 above (the “Purchase”) and in conjunction with the closing of the Issuer’s initial public offering (“Offering”). The Purchase occurred pursuant to and on the terms set forth in the Company’s Prospectus filed pursuant to Rule 424(b)(4) on August 7, 2013 with the Securities and Exchange Commission (the “Prospectus”).

Prior to the Purchase, the Reporting Persons held 1,731,900 Series B preferred shares. The Series B preferred shares automatically converted on a one-for-one basis on August 11, 2014 into 1,731,900 Common Shares (the “Conversion”). Following the Purchase and the Conversion, the Reporting Persons hold 2,065,233 Common Shares.

The purpose of the Purchase described above is for investment purposes and the Purchase was not made for the purpose of acquiring control of the Issuer.

Pursuant to a Lock-Up Agreement, dated June 27, 2014, entered into with Jefferies LLC and Leerink Partners LLC in connection with the Offering, the Reporting Persons are subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on June 27, 2014 and continuing and including the date 180-days after the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, sell,

CUSIP No. H03579101	13D	Page 9 of 12 Pages

contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. As reported in the Prospectus, following the Offering there are 28,241,275 Common Shares outstanding. The Reporting Persons beneficially own 2,065,233 Common Shares, representing 7.3% of the Issuer’s outstanding Common Shares.

As the management company of Allianz Innovation 7, Allianz Innovation 8, Idinvest Croissance 2005 and La Banque Postale Innovation 3 (collectively, the “Funds”), Idinvest Partners may be deemed to have shared dispositive power and shared voting power over all of the shares owned by Allianz Innovation 7, Allianz Innovation 8, Idinvest Croissance 2005 and La Banque Postale Innovation 3.

51% of Idinvest Partners’ share capital is held by ADFI3, and all of the share capital of ADFI3 is held by IDI. All powers with respect to the voting and disposition of the Common Shares owned by the Funds and managed by Idinvest Partners are maintained by an investment committee of Idinvest Partners. Because of the powers vested in the investment committee and its composition, neither ADFI3 nor IDI are able to exercise control over the composition of, or decisions made by the investment committee and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the shares owned by the Allianz Innovation 7, Allianz Innovation 8, Idinvest Croissance 2005 and La Banque Postale Innovation 3.

Benoist Grossmann and Christophe Baviere are the managing partners of Idinvest Partners, and as such, may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Allianz Innovation 7, Allianz Innovation 8, Idinvest Croissance 2005 and La Banque Postale Innovation 3 (collectively, the “Funds”), for U.S. securities laws purposes. However, voting and dispositive decision-making with respect to the shares is held by the investment committee of Idinvest Partners. Because of the powers vested in the investment committee and its composition, neither Mr. Grossmann nor Mr. Baviere are able to exercise control over voting, investment or disposition decisions over the Common Shares of Auris Medical Holding AG held by the Funds. Mr. Grossmann and Mr. Baviere disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

(b)	Allianz Innovation 7, Allianz Innovation 8, Idinvest Croissance 2005 and La Banque Postale Innovation 3 (collectively, the “Funds”) holds sole power to vote and dispose over all of the Common Shares of the Issuer that it beneficially owns.

As the management company of the Funds, Idinvest Partners S.A. may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the “Funds”.

(c)	The information provided in Item 4 is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are party to the Lock-Up Agreement described in Item 4 and to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders, dated August 11, 2014 (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Common Shares having registration rights (the “Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

CUSIP No. H03579101	13D	Page 10 of 12 Pages

Item 7. Material to Be Filed as Exhibits.

The form of Lock-Up Agreement described in Items 4 and 6 is attached as Exhibit A to the Underwriting Agreement filed on July 21, 2014 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), and is incorporated herein by reference. The form of Registration Rights Agreement described in Item 6, filed on July 21, 2014 as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), and is incorporated herein by reference.

CUSIP No. H03579101	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Idinvest Partners

FCPI Allianz Innovation 7

FCPI Allianz Innovation 8

FCPI Idinvest Croissance 2005

FCPI La Banque Postale Innovation 3

By: Idinvest Partners, its general partner,

represented by

/s/ Benoist GROSSMANN

Name: Benoist GROSSMANN

Title: Managing Partner

CUSIP No. H03579101	13D	Page 12 of 12 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree as follows:

(i) The Statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2014

Idinvest Partners

FCPI Allianz Innovation 7

FCPI Allianz Innovation 8

FCPI Idinvest Croissance 2005

FCPI La Banque Postale Innovation 3

By: Idinvest Partners, its general partner,

represented by

/s/ Benoist GROSSMANN

Name: Benoist GROSSMANN

Title: Managing Partner